



FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934



December 3, 2003

SCITEX CORORATION LTD.
(Translation of Registrant's Name into English)

3 Azrieli Center, Triangular Tower, Tel Aviv 67023, Israel

(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [**X**]   Form 40-F [ ]

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [**X**]

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.
Yes [ ]   No [**X**]

Attached to the Registrant's Form 6-K, and incorporated by reference herein, is the Registrant's 2002 Annual Report to Shareholders, mailed to shareholders in connection with the annual general meeting of shareholders to be held on December 31, 2003.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCITEX CORPORATION LTD.
(Registrant)



By: ____________________
Name: Yahel Shachar
Title: Chief Financial Officer

Dated: Wednesday, December 3, 2003



2002





2002 Annual Report

Letter to the Shareholders 2

Portfolio Companies 4

Financial Results 13

Company Directory 62

Dear Shareholders



We are pleased to report the progress made in Scitex Corporation Ltd. for the fiscal year ended December 31, 2002.

We continue to strengthen and maintain our leadership in industrial ink jet digital printing through our subsidiaries and affiliates. During 2002, we demonstrated our focus through ongoing investments by our subsidiaries, Scitex Digital Printing, Inc. and Scitex Vision Ltd., in new products, technologies and markets.

Wholly owned Scitex Digital Printing further advanced its strategic mission with penetration into new markets of transaction and data center printing and preservation of core markets in the graphic arts industry. Major installations of digital color printing systems and several new products releases highlighted the year that also saw prototype demonstrations of the next-generation of leading edge, digital printing technology. The rich portfolio of inkjet products and patents of Scitex Digital Printing will continue to position this company as the technology solutions provider in the industry.

At the beginning of 2003, we combined the business of Scitex Vision (wholly owned) with that of Aprion Digital (in which we held an approximate 42.5% interest). The combined entity (in which we now hold a 75% interest), operating under the name Scitex Vision, now enjoys a stronger position as a leading developer, manufacturer and service provider of cutting-edge inkjet digital printing presses and consumables for industrial applications. Scitex Vision's core technology now includes Aprion's patented drop-on-demand piezo inkjet print heads and water-based inks. This enables Scitex Vision to offer a broad and diversified line of products to its traditional markets as well as to emerging ones.

During 2002, we increased our investments in two of our affiliated companies, Jemtex Ink Jet and Objet Geometries and currently have holdings in these companies of nearly 50% and over 23%, respectively.

We believe that Scitex is now uniquely positioned as a leader in the ink jet digital printing market with established brand name products, cutting-edge technology, significant market share, and top-tier customers.

The worldwide economic slowdown that started in 2001 created uncertainty as we entered 2002. We reacted immediately by initiating cost reduction measures at all our operating units and at corporate headquarters with the aim of maintaining operating profitability. These measures enabled us to achieve positive operating income in 2002, although the capital equipment market remained slow throughout the year.

Revenues for 2002 were $243 million, bearing gross margin of 40.5%. Operating income was $5.4 million (before amortization of intangibles), and net loss was $32 million, including a loss of $22 million related to our holding in Creo Inc. (impairment of the value of the investment in our books following the decline of the market price of the Creo share).

During 2002, we continued to handle several open issues that remained Scitex's responsibility following the sale to Creo of the preprint business in 2000, mainly the termination of the Karat Digital Press joint venture and negotiations with the United States Internal Revenue Service (IRS).

In April 2002, the joint venture termination agreement with Koenig & Bauer AG (KBA) was concluded. The agreement brings to an end the relationship between KBA and Scitex, and transfers all responsibility for the Karat Digital Press business to KBA.

In June 2002, Scitex received a notice from the IRS proposing to assess nearly $30 million of additional federal income taxes for the years 1992 through 1996. This amount excluded state income taxes and interest, which could almost double that figure. This proposed assessment follows a "partial assessment", to which we consented, of $10.6 million (plus interest and state income taxes). We had already made advance payments to the IRS of $21.5 million on account of the federal taxes (including the partial assessment). We are in the midst of the appeal process against the proposed assessment, and although the outcome cannot be predicted at this time, we believe the end result will be substantially lower than the IRS assessment and therefore it is not necessary to establish additional reserves in our books for this proposed assessment at this stage.

In the summer of 2003, we sold our remaining holdings of Creo, for approximately $54 million, thus emphasizing our commitment to the inkjet digital printing. The sales of the Creo shares improved our cash position, enabling us to support our portfolio companies, and also created an aggregate profit of approximately $2.8 million.

We want to express our appreciation to our shareholders and customers, and extend special thanks to our employees and their families for their dedication and creativity.



Nachum Shamir
President and CEO



Ami Erel
Chairman





Scitex Digital Printing, Inc. (SDP), a wholly owned Scitex subsidiary based in Dayton, Ohio, is the world leader in the development of ultra high-speed, digital printing solutions. SDP provides the highest speed and lowest per page cost solution for the data center, security and lottery printing applications, direct mail and commercial printing markets, printing 100% variable data in black and white, spot and full process color.

Scitex Digital Printing

With its increasing reputation as the only provider of high-speed, low cost, color printing solutions, SDP continued to strategically enhance its modular product portfolio to meet industry requirements and to form business agreements to further its market expansion worldwide.

In its ongoing support of the mailing and commercial printing industry, SDP released two new products to this marketplace, the solvent-based Liberty 7122 and drop-on-demand-based Passport 4300. These products expand the company's popular Dijit series and provide professional mailers and fulfillment houses enhanced capabilities and increased value in their business services and product offerings.

In 2002, SDP also introduced the Scitex VersaMark Vantage, a new digital color printing system. This integrated and upgradeable system uses Scitex's innovative color printing technology and responds to the industry's need for affordable digital color printing with an entry level system price of under $1 million.

As part of SDP's focus on the Scitex VersaMark product line, the company announced an agreement with Electronics For Imaging, Inc. (EFI), following which EFI will develop a new high-speed version of its Fiery controller to drive the next generation of SDP's color technology.



Noteworthy during 2002 were installations of two Scitex VersaMark Business Color Presses to DST International Output (DSTi Output), a subsidiary of DST International, a world-leading supplier of multi-currency asset management systems and work management solutions; two Scitex VersaMark Printing Systems to one of the largest regional financial institutions in the Americas; and several Dijit 6240 Printing Systems in the rapidly growing security printing market in China.

Revenues for 2002 were $157.1 million compared to $164.6 million for 2001, reflecting a 5% decrease mainly attributed to the continued weakness and lengthy sales cycles in the US market, as well as continued softness in the Japanese market which was only partially offset by significant increased sales in the Chinese marketplace. In the fourth quarter, SDP experienced a significant increase in demand in the commercial printing marketplace in North America after over two years of weakness in capital investments in this sector.

In early 2003, the Caisse Nationale d'Assurance Maladie des Travailleurs Salariés (CNAMTS), the health branch of the French social security system, selected SDP to supply high-speed digital printing systems. This was the second selection of SDP since1998 and has the potential to generate $30 million in equipment and service revenue over a 5-year period.

SDP currently supports an installed base of over 9,000 systems worldwide and has over 700 employees worldwide.





Scitex Vision Ltd. is a leading developer, manufacturer and service provider of cutting-edge digital printing presses and consumables for industrial applications including wide format graphic arts, packaging and textile. Backed by global marketing and support networks, Scitex Vision is committed to provide high-quality, flexible and cost-effective solutions to printing houses all over the world.

Scitex Vision



Scitex Vision owns a core technology based on Aprion's patented drop-on-demand piezo inkjet print heads and water-based inks. Scitex Vision has nearly 500 employees worldwide, with headquarters located in Netanya, Israel, and principal subsidiaries in Atlanta, USA and Brussels, Belgium.

The year 2002 was a challenging year for Scitex Vision, having to cope with adverse global economic conditions. Nevertheless, Scitex Vision generally maintained its gross margins on an annual base on a slightly lower level of revenues.

Despite the adverse conditions during the year, Scitex Vision continued to strengthen its position as a leader in wide format industrial digital inkjet through the acquisition of new technologies and capabilities and the introduction of new products and services. Products introduced during the year include the Scitex Vision Pressjet II, the Scitex Vision Superjet, the new VisionInk program and the Scitex Vision VEEjet. The latter is a flatbed printing system using UV curable ink, largely based on advanced digital printing technologies acquired in April 2002 from Siantec SARL and its shareholders.

Scitex Vision recorded revenues of $85.7 million for 2002, compared to $91.6 million for 2001, reflecting a 6% decrease. Operating income, before amortization of intangibles, for 2002, was $2.3 million compared to $6.7 million (excluding also restructuring costs) for 2001.

Towards the end of 2002, Scitex Vision announced its intentions to combine its operations with those of Aprion Digital Ltd. The combination was completed at the beginning of January 2003. Following the consummation of the transaction, we now hold approximately 75% of the combined company's outstanding share capital, compared to 100% of Scitex Vision and 43% of Aprion prior to the transaction.

The combination positions Scitex Vision with the strongest technology base, product portfolio and operational setup in its industry and in a prime position to generate renewed growth through its existing Graphic Arts business and emerging Packaging and Textile opportunities.

JEMTEX



Jemtex Ink Jet Printing Ltd. is a developer, manufacturer and seller of inkjet solutions for industrial printing applications. Currently, Jemtex is developing digital textile and ceramic tile printing systems, based on the Jemtex proprietary inkjet technology, together with European partners.

Jemtex Ink Jet Printing

The Jemtex continuous inkjet technology incorporates the intrinsic advantages of digital printing while guaranteeing large system throughput, reduced operating costs and high reliability of the printing process.

During the year, the company focused on developing a printing bar for the heavy duty digital textile printing market. Jemtex has manufactured printing bars and started the integration and operation phases.

In 2002, Jemtex also successfully completed an alpha version of a digital system for the ceramic tile printing market, which will be running on a ceramic printing line during 2003. The system will give manufacturers a flexibility that they never had before, mainly the ability to make smaller customized series and produce smaller quantities in order to make up for a shortage in inventory.

Other potential markets for the Jemtex technology include garment printing, cardboard printing and other printing applications in the packaging market.

In the fourth quarter of 2002, Scitex concluded an agreement to invest $2.4 million in Jemtex, and was granted an option to invest up to an additional $1.6 million. Following the $2.4 million investment, Scitex currently owns 49.8% of the company's equity.







Objet Geometries Ltd. develops, produces and markets Rapid Prototyping systems and resins that use PolyJet (Polymer-Jetting technology) to create three-dimensional models directly from CAD files. Objet is the pioneer in jetting photopolymer and is the only company to offer a proven balance of accurate, smooth and detailed prototypes on an easy-to-use platform, all at an affordable price.

Objet Geometries

Objet's Rapid Prototyping systems enable manufacturers and industrial designers to reduce product-development cycles and dramatically decrease time-to-market in various industries, such as: automotive, footwear, medical, electronics, consumer goods, toys and jewelry. Within 18 months of initial sales, Objet installed around 70 systems to world-leading multinationals and to small and mid-size companies in 19 countries. Companies have placed multiple repeat orders, including Adidas-Salomon and its suppliers, which have purchased over 10 systems.

In Spring 2003, Objet launched the top of the line Eden330 RP system, using second generation PolyJet technology. The system delivers smooth, highly detailed models with excellent mechanical properties and the ability to build very complicated geometries in an office-like environment.

In the first quarter of 2002, as required under US Generally Accepted Accounting Principles (GAAP), Scitex retroactively changed its method of accounting for the investment in Objet from the cost method to the equity method, since Scitex exercised significant influence over Objet. Consequently, the investment in Objet in Scitex's books as of December 31, 2001 was restated.

During 2002, Scitex increased its investment in Objet by approximately $2 million. In early 2003 Objet concluded a financing round in which other shareholders and investors participated. Following that round, we currently hold 23% of the company's equity.



RealTimeImage Ltd. (RTI) is a leading innovator and developer of online imaging products for the graphic arts and medical communities.



RTI's technologies enable professionals to use the very large image files inherent to these fields, over the Internet without quality degradation and with ease, speed, and no network bandwidth bottleneck. RTI serves mission-critical tasks such as medical diagnostic for hospitals and imaging centers, or proofing and collaboration in the creation of advertising, packaging and collaterals. RTI's products boost productivity by reducing operational costs, reducing response time, sharing scarce human resources, and working over distances. RTI is a leading vendor in the markets it serves, with hundreds of customers and thousands of active users for each of its product lines. Its business partners include market leaders such as Heidelberger Druckmaschinen AG, Kodak Polychrome Graphics, and Stryker Corp. Scitex holds approximately 15% of RTI's outstanding shares.



RealTime Image™

2002 Financial Statements

Report of Independent Auditors
Consolidated Balance Sheets
Consolidated Statements of Operations
Consolidated Statements of Changes in Shareholders Equity
Consolidated Statements of Cash Flows
Notes to Consolidated Financial Statements



Kesselman & Kesselman
Certified Public Accountants (Isr.)

To the shareholders of
SCITEX CORPORATION LTD.

We have audited the consolidated balance sheets of Scitex Corporation Ltd. (the "Company") and its subsidiaries as of December 31, 2002 and 2001 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of certain associated companies, the Company's investment in which, as reflected in the balance sheets as of December 31, 2002 and 2001 is $ 7,247,000 and $ 6,937,000, respectively, and the Company's share in losses of which is $ 4,106,000, $ 64,407,000 and $ 45,163,000 in 2002, 2001 and 2000, respectively. The financial statements of those companies were audited by other independent auditors, whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for those companies, is based on the reports of the other independent auditors.

We conducted our audits in accordance with auditing standards generally accepted in Israel and in the United States, including those prescribed by the Israeli Auditors (Mode of Performance) Regulations, 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other independent auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other independent auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2002 and 2001 and the consolidated results of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in note 2o to the consolidated financial statements, as of January 1, 2000, the Company adopted U.S. Securities and Exchange Commission Staff Accounting Bulletin No. 101 and accordingly changed its method of accounting for certain revenues.

As discussed in note 2w to the consolidated financial statements, the financial statements as of December 31, 2001 and 2000 were adjusted retroactively, in order to reflect, the change in the method of accounting of an investment in a certain company from the cost method to the equity method.

As discussed in note 2i to the consolidated financial statements, effective January 1, 2002, the Company changed its method of accounting for goodwill to conform with FASB statement of Financial Accounting Standard No. 142 "Goodwill and Other intangible assets".



Tel-Aviv, Israel
February 18, 2003

Kesselman & Kesselman
Certified Public Accountants (Isr.)

	December 31	
	2002	2001
	U.S. dollars in thousands	
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	30,969	61,592
Short-term investments	2,561	2,517
Restricted deposit	20,203	
Trade receivables	95,054	76,783
Other receivables	9,900	7,262
Inventories	51,561	52,911
Deferred income taxes	20,974	20,765
Total current assets	231,222	221,830
INVESTMENTS AND OTHER NON-CURRENT ASSETS:		
Associated companies	7,247	6,937
Other investments and non-current assets (note 5)	55,341	88,153
Funds in respect of employee rights upon retirement	2,558	2,152
Deferred income taxes	1,866	1,802
	67,012	99,044
PROPERTY, PLANT AND EQUIPMENT,		
Net of accumulated depreciation and amortization (note 6)	36,857	41,654
GOODWILL, Net of accumulated amortization	22,408	21,225
OTHER INTANGIBLE ASSETS, Net of accumulated amortization	12,057	14,037
	369,556	**397,790**



Meir Shannie
Chairman of the Board
of Directors



Yehoshua Agassi
President and
Chief Executive Officer

	December 31	
	2002	2001
	U.S. dollars in thousands	
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Short-term bank credit and loans	31,936	26,649
Current maturities of long-term loans	5,248	7,000
Note payable issued to an investee company	18,523	
Trade payables	22,200	18,668
Accrued and other liabilities	57,011	55,804
Total current liabilities	134,918	108,121
LONG-TERM LIABILITIES:		
Loans from banks, net of current maturities	5,493	4,500
Note payable issued to an investee company		17,579
Deferred income taxes	5,033	4,835
Liability for employee rights upon retirement	2,933	2,593
Total long-term liabilities	13,459	29,507
COMMITMENTS AND CONTINGENT LIABILITIES (note 10)		
Total liabilities	148,377	137,628
SHAREHOLDERS' EQUITY (note 11):		
Share capital - ordinary shares of NIS 0.12 par value (authorized - December 31, 2002 and 2001 - 48,000,000 shares; issued and outstanding - December 31, 2002 and 2001 - 43,467,388 shares)	6,205	6,205
Capital surplus	364,619	364,619
Accumulated other comprehensive income	801	7,754
Accumulated deficit	(146,239)	(114,209)
Treasury shares, at cost (December 31, 2002 and 2001 - 448,975 shares)	(4,207)	(4,207)
Total shareholders' equity	221,179	260,162
	369,556	**397,790**

The accompanying notes are an integral part of the financial statements.

	Year ended December 31		
	2002	2001	2000
	U.S. dollars in thousands (except per share data)		
REVENUES:			
Sales	140,352	160,996	230,081
Service	60,126	55,320	72,888
Supplies	42,294	39,898	40,699
Total revenues	242,772	256,214	343,668
COST OF REVENUES:			
Cost of sales	71,034	77,190	118,322
Cost of service	53,743	54,142	61,751
Cost of supplies	19,717	16,221	18,535
Total cost of revenues	144,494	147,553	198,608
GROSS PROFIT	**98,278**	**108,661**	**145,060**
RESEARCH AND DEVELOPMENT COSTS - net	24,292	25,471	38,492
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	68,558	71,330	87,830
AMORTIZATION OF GOODWILL AND OTHER INTANGIBLE ASSETS	3,319	11,988	10,617
WRITE-DOWN OF GOODWILL AND OTHER INTANGIBLE ASSETS		14,986	
RESTRUCTURING CHARGES		1,719	
GAIN FROM SALE OF OPERATIONS			201,821
OPERATING INCOME (LOSS)	2,109	(16,833)	209,942
FINANCIAL INCOME (EXPENSES) - net	(2,036)	(2,889)	1,404
WRITE-DOWN OF INVESTMENT IN ASSOCIATED COMPANY		(149,704)	
OTHER LOSS - net	(26,453)	(13,034)	(2,410)
INCOME (LOSS) **BEFORE TAXES ON INCOME**	(26,380)	(182,460)	208,936
TAXES ON INCOME	1,544	3,054	34,139
SHARE IN LOSSES OF ASSOCIATED COMPANIES	(4,106)	(67,506)	(80,637)
NET INCOME (LOSS) **FROM CONTINUING OPERATIONS**	**(32,030)**	**(253,020)**	**94,160**
INCOME FROM DISCONTINUED OPERATIONS - disposal of assets			1,097
CUMULATIVE EFFECT OF AN ACCOUNTING CHANGE AT THE BEGINNING OF THE YEAR			(20,609)
NET INCOME (LOSS)	**(32,030)**	**(253,020)**	**74,648**
EARNINGS (LOSS) **PER SHARE ("EPS") - BASIC:**			
Continuing operations	$(0.74)	$(5.88)	$2.20
Discontinued operations			$0.03
Cumulative effect of an accounting change			$(0.48)
	$(0.74)	$(5.88)	$1.75
EARNINGS (LOSS) **PER SHARE ("EPS") - DILUTED:**			
Continuing operations	$(0.74)	$(5.88)	$2.17
Discontinued operations			$0.03
Cumulative effect of an accounting change			$(0.48)
	$(0.74)	$(5.88)	$1.72
WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTATION OF EPS (in thousands):			
Basic	43,018	43,018	42,847
Diluted	43,018	43,018	43,299

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Share capital	Capital surplus	Accumulated other comprehensive income	Retained earnings (accumulated deficit)	Treasury shares	Total shareholders' equity
			U.S. dollars in thousands			
BALANCE AT JANUARY 1, 2000	6,196	361,519	1,533	64,163	(5,524)	427,887
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2000:						
Net income				74,648		74,648
Other comprehensive loss, net, in respect of currency translation adjustments			(629)			(629)
Total comprehensive income						74,019
Employee stock options exercised	9	3,084			1,317	4,410
Surplus arising from employee stock options, net of elimination of surplus in respect of employee stock options due to forfeiture		16				16
BALANCE AT DECEMBER 31, 2000	**6,205**	**364,619**	**904**	**138,811**	**(4,207)**	**506,332**
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2001:						
Net loss				(253,020)		(253,020)
Other comprehensive income (loss), net, in respect of:						
currency translation adjustments			(306)			(306)
Issuance of shares by a development-stage associated company			14			14
Available-for-sale securities			7,342			7,342
Derivative instruments			(200)			(200)
Total comprehensive loss						(246,170)
BALANCE AT DECEMBER 31, 2001	**6,205**	**364,619**	**7,754**	**(114,209)**	**(4,207)**	**260,162**
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2002:						
Net loss				(32,030)		(32,030)
Other comprehensive income (loss), net, in respect of:						
Currency translation adjustments			189			189
Available-for-sale securities			(7,342)			(7,342)
Derivative instruments			200			200
Total comprehensive loss						(38,983)
BALANCE AT DECEMBER 31, 2002	**6,205**	**364,619**	**801**	**(146,239)**	**(4,207)**	**221,179**

The accompanying notes are an integral part of the financial statements.

	Year ended December 31		
	2002	2001	2000
	U.S. dollars in thousands		
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income (loss)	(32,030)	(253,020)	74,648
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Income and expenses not involving cash flows:			
Cumulative effect of an accounting change			20,609
Share in losses of associated companies - net	4,106	67,506	80,637
Depreciation and amortization	16,404	25,728	30,292
Write-down of goodwill and other intangible assets		14,986	
Restructuring charges		1,719	
Loss from disposal of fixed assets	54	117	84
Loss from change in percentage of holding in an associated company		4,408	3,302
Loss from sale of investments in an associated company		6,041	
Gain on net assets and operations sold, see note 1c			(201,821)
Write-off and write-down of investee companies and available-for-sale securities	26,122	5,477	
Write-down of investment in an associated company		149,704	
Compensation resulting from employee stock options - net			16
Interest on long-term note payable	944	944	708
Deferred income taxes - net	(75)	(976)	18,762
Income from discontinued operations			(1,097)
Decrease (increase) in short-term investments	(44)	6,994	23,113
Changes in operating asset and liability items:			
Decrease (increase) in accounts receivables	(21,523)	(9,100)	3,659
Decrease (increase) in inventories	3,324	(9,877)	(10,659)
Increase (decrease) in accounts payable and accruals	4,997	(47,191)	3,412
Other items - net	(254)	(248)	225
Net cash provided by (used in) operating activities	2,025	(36,788)	45,890
CASH FLOWS FROM INVESTING ACTIVITIES:			
Acquisition of assets and operations consolidated for the first time *	(2,181)	(2,860)	
Decrease in cash in respect of operations sold **			(36,661)
Purchase of fixed assets	(10,324)	(15,469)	(15,904)
Proceeds from sale of fixed assets	10	3,490	888
Proceeds from sale of other investment			1,337
Proceeds from sale of an investment in an associated company		76,071	
Purchase of intangible assets	(1,012)	(5,123)	(13,480)
Restricted deposits	(20,203)		
Investment in associated companies and other investments	(3,466)	(6,138)	(26,154)
Net cash provided by (used in) investing activities	(37,176)	49,971	(89,974)
Subtotal - forward	(35,151)	13,183	(44,084)

	Year ended December 31		
	2002	2001	2000
	U.S. dollars in thousands		
Subtotal - brought forward	(35,151)	13,183	(44,084)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Employee stock options exercised and paid			4,410
Increase in long-term liabilities	8,000	5,500	18,975
Discharge of long-term liabilities	(8,759)	(2,000)	
Increase in short-term bank credit and loans - net	5,287	6,341	10,008
Net cash provided by financing activities	4,528	9,841	33,393
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(30,623)	23,024	(10,691)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	61,592	38,568	49,259
CASH AND CASH EQUIVALENTS AT END OF YEAR	30,969	61,592	38,568
* Acquisition of assets and operations consolidated for the first time:			
Assets at the date of acquisition:			
Inventories		(361)	
Fixed assets - net		(585)	
Goodwill arising on acquisition		(500)	
Other intangible assets	(2,181)	(1,414)	
Cash paid	(2,181)	(2,860)	
** Assets and operations sold on date of the transaction:			
Working capital (excluding cash and cash equivalents)			117,963
Investments and other non-current assets			137
Fixed assets - net			44,034
Other assets - net			596
Investment in an associated company			(416,333)
Issuance of note payable			15,927
Realized capital surplus			(806)
Gain from the transaction			201,821
Decrease in cash in respect of operations sold			(36,661)
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:			
Interest paid	1,703	604	807
Income taxes paid	732	20,445	3,954

Supplementary information on investing activities not involving cash flows - as to the additional investment in an associated company in December 2002, see note 4b.

The accompanying notes are an integral part of the financial statements.

NOTE 1 - GENERAL:

a. Nature of operations

Scitex Corporation Ltd. (the "Company") is an Israeli corporation which, together with its wholly owned subsidiaries, operates in two operating segments: (1) Wide Format Digital Printing segment, which develops, manufactures and markets industrial digital printing systems, mainly to the graphic arts, wide format and super wide format markets; and (2) High-Speed Digital Printing segment, which develops, manufactures and distributes ultra high speed digital printers and printing solutions for variable data commercial printing applications, direct mail and transactional document printing. See also note 15.

b. As to a business combination which occurred subsequent to the balance sheet date, see note 16.

c. Investment in Creo:

1) On April 4, 2000, the Company sold substantially all of the assets, liabilities and operations related to its Digital PrePrint ("DPP") Business, including most of the distribution channels that served the Company, to Creo Products, Inc. ("Creo") in exchange for approximately 28.7 % of Creo's outstanding shares. As part of the transaction, the Company issued to Creo a note of $ 18,760,000 (see note 14e).

   The transaction was accounted for at fair value, based on the market value of Creo's shares, which are traded on NASDAQ and on the Toronto Stock Exchange, after a 9 % discount on the market value of the shares issued. Such discount took into consideration the trading restrictions on the shares held by the Company, resulting from a five-year standstill agreement, which, amongst other things, includes restrictions on acquiring additional Creo shares, as well as transfer and other restrictions.

   As a result of the transaction, the Company recorded a gain of $ 201.8 million after deduction of $ 9.6 million - transaction costs, which is included in the 2000 statement of operations under "gain from sale of operations".

   The acquisition of Creo was accounted for under the purchase method. An amount of $ 23.9 million of the total acquisition cost was attributed to in-process research and development ("IPR&D") that was in various stages of development, had not reached technological feasibility and had no alternative use. The $ 23.9 million was expensed upon acquisition to the statements of operations under "share in losses of associated companies". The amount attributed to IPR&D was determined using the "income approach". The income approach reflects the present value of the net operating cash flows generated by such research and development projects, the relative risk associated with such projects and an appropriate discount rate. The remaining purchase price was allocated to tangible assets and intangible assets, including goodwill of $ 245 million.

2) In December 2001, the Company sold 7,000,000 of the 13,250,000 Creo shares it held. Subsequent to this sale, the investment is classified as available-for-sale securities (see also note 5b).

NOTE 1 - GENERAL (continued):

3) The disposition of the DPP business impacts the comparability of the company's results of operations. Following are certain data included in the consolidated statement of operations relating to the DPP business prior to its disposition for the three month ended March 31, 2000 (unaudited):

	$ in millions (except per share data)
Revenues	113
Gross profit	46
Operating income	5
Income before cumulative effect of an accounting change	1
Cumulative effect of an accounting change	(14)
Net loss	(13)
Earnings (loss) per share - basic and diluted:	
Income before cumulative effect of an accounting change	$0.03
Cumulative effect of an accounting change	$(0.33)
	$(0.30)

4) As to the Company's investment in Creo, see note 5b.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

a. General:

1) Functional currency

The currency of the primary economic environment in which the operations of the Company and most of its subsidiaries are conducted is the U.S. dollar ("dollar" or "$"); thus, the dollar is the functional currency of the Company and most of its subsidiaries.

For the Company and those subsidiaries whose functional currency is the dollar, transactions and balances denominated in dollars are presented at their original amounts. Balances in non-dollar currencies are translated into dollars using historical and current exchange rates for non-monetary and monetary balances, respectively. For non-dollar transactions reflected in the statements of operations, the exchange rates at transaction dates are used, except for expenses deriving from non-monetary items, which are translated using historical exchange rates. The currency transaction gains or losses are carried to financial income or expenses, as appropriate.

The financial statements of a subsidiary and certain associated companies, whose functional currency is their local currency, are translated into dollars in accordance with the principles set forth in Statement of Financial Accounting Standards ("FAS") No. 52 "Foreign Currency Translation" of the Financial Accounting Standards Board of the United States ("FASB"). The resulting aggregate translation adjustments are presented under shareholders' equity, in the item "accumulated other comprehensive income".

2) Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting years. Actual results could differ from those estimates.

3) Accounting principles

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

b. Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned. Intercompany balances and transactions have been eliminated in consolidation. Unrealized profits from intercompany sales have also been eliminated.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

c. Cash equivalents

The Company and its subsidiaries consider all highly liquid investments, with an original maturity of three months or less at time of investment, that are not restricted as to withdrawal or use, to be cash equivalents.

d. Investments in marketable securities

Trading securities consist of equity securities which are carried at fair market value with unrealized gains and losses included in "financial income (expenses) - net". Trading securities are presented in the balance sheet under "short-term investments".

Other marketable securities consist of equity securities classified as "available-for-sale" securities and presented in the balance sheet under "investments and other non-current assets". Available-for-sale securities are carried at fair market value with unrealized gains and losses, reported as a separate component of "other comprehensive income (loss)". Realized gains and losses and declines in value judged to be other than temporary on available-for-sale securities are included in "other loss -net".

e. Other non-marketable investments

These investments are carried at cost, net of write-down for decrease in value which is not of a temporary nature.

f. Inventories

Inventories are valued at the lower of cost or market. Cost is determined as follows:

Raw-materials - on the moving average basis.

Finished products and products in process - on basis of production costs:
  Raw materials - on the moving average basis.
  Labor and overhead component - actual manufacturing costs.

g. Investments in associated companies

Associated companies are companies over which significant influence is exercised, but which are not consolidated subsidiaries, and are accounted for by the equity method, net of write-down for decrease in value which is not of a temporary nature. The excess of cost of investments in associated companies over the Company's share in their net assets at date of acquisition ("excess of cost of investment") represents amounts attributed to know-how and technology. The excess of cost of investment is amortized over a period of 5 years, commencing in the year of acquisition.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

h. Property, plant and equipment

Property, plant and equipment are carried at cost and are depreciated by the straight-line method over their estimated useful life.

Annual rates of depreciation are as follows:

	%
Machinery and equipment	10-33 (mainly 20)
Building	2
Office furniture and equipment	6-33 (mainly 20)
Motor vehicles	15-25 (mainly 15)

Leasehold improvements are amortized by the straight-line method over the term of the lease or the estimated useful life of the improvements, which ever is shorter.

i. Goodwill

On January 1, 2002 the Company adopted FAS No. 142 "Goodwill and Other Intangible Assets". FAS 142 supersedes Accounting Principles Board Opinion ("APB") No. 17, "Intangible Assets". Among the most significant changes made by FAS 142 are: (1) goodwill and intangible assets with indefinite lives will no longer be amortized; and (2) goodwill and intangible assets deemed to have an indefinite life will be tested for impairment at least annually.

Prior to January 1, 2002 goodwill was amortized on a straight-line basis over periods of 7-15 years.

The Company identified its various reporting units which consists of its operating segments. The Company has utilized expected future discounted cash flows to determine the fair value of the reporting units and whether any impairment of goodwill existed as of the date of adoption.

As a result of the transitional impairment test, the Company does not have to record a cumulative effect of accounting change for the estimated impairment of goodwill.
The Company has selected June 30 of each year as the date on which it will perform its annual goodwill impairment test. No impairment resulted from the annual review performed in 2002.

j. Other intangible assets

Other intangible assets consist mainly of technology, and are being amortized over 5-8 years.
These intangible assets are presented net of write-down in value, see also note 8.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

k. Impairment of long-lived assets

The company has adopted FAS 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("FAS 144") effective January 1, 2002. FAS 144 requires that long-lived assets, to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Under FAS 144, if the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets is less than the carrying amount of such assets, an impairment loss would be recognized, and the assets would be written down to their estimated fair values.

The adoption of FAS 144 did not have any material impact on the consolidated financial position and consolidated results of operations of the Company.

l. Deferred income taxes:

1) Deferred taxes are determined utilizing the asset and liability method based on the estimated future tax effects of differences between the financial accounting and tax bases of assets and liabilities under the applicable tax laws. Deferred income tax provisions and benefits are based on the changes in the deferred tax asset or tax liability from period to period. Valuation allowances are provided for deferred tax assets when it is more likely than not that all or a portion of the deferred tax assets will not be realized.

2) The Company may incur an additional tax liability in the event of an intercompany dividend distribution by non-Israeli subsidiaries; no additional tax has been provided, since the Company does not intend to distribute, in the foreseeable future, dividends which would result in additional tax liability.

3) Taxes which would apply in the event of disposal of investments in non-Israeli subsidiaries, have not been taken into account in computing the deferred taxes, as it is the Company's intention to hold these investments and not to realize them.

4) As stated in note 12a(1)a, upon distribution of dividends from tax-exempt income of "approved enterprises", the amount distributed will be subject to tax at the rate that would have been applicable had the company not been exempted from payment thereof. The amount of the related tax is charged as an expense in the income statements. The Israeli subsidiary intends to permanently reinvest the amounts of tax-exempt income and does not intend to cause dividend distribution from such income (see note 12a). Therefore, no deferred taxes have been provided in respect of such tax-exempt income.

m. Comprehensive income (loss)

In addition to net income (loss), other comprehensive income (loss) includes unrealized gains and losses on available-for-sale securities, issuance of shares by development stage investee, currency translation adjustments of non-dollar currency financial statements of investee companies and gains and losses on certain derivative instruments.

n. Treasury shares

Company shares held by the Company, are presented as a reduction of shareholders' equity, at their cost to the Company. Gains and losses on sale of these shares are carried to "capital surplus".

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

o. Revenue recognition:

1) Revenues from sales of products and supplies are recognized when an arrangement (usually in the form of purchase order) exists, delivery has occurred and title passed to the customer, the Company's price to the customer is fixed or determinable and collectability is reasonably assured. With respect to products with installation requirements, revenue is recognized as follows: 1) if the installation is not considered to be a separate earnings process - revenue is recognized when all of the above criteria are met and installation is completed; 2) if the installation is considered to be a separate earnings process - the revenues relating to the two elements (product and installation) are un-bundled based on the two elements' relative fair value: revenue from the product element is recognized when all of the above criteria are met and revenue from the installation element is recognized when installation is completed.

   Sales contracts with distributors stipulate fixed prices and current payment terms and are not subject to the distributor's resale or any other contingencies. Accordingly, sales of finished products to distributors are recognized as revenue upon delivery and after title passes to distributors.

2) Service revenue is recognized ratably over the contractual period or as services are performed.

3) Warranty costs are provided for at the same time as the revenues are recognized. The annual provision is calculated based on expected cost of inputs, based on historical experience.

Effective January 1, 2000, the Company changed its method of accounting for revenue recognition to comply with U.S. Securities and Exchange Commission Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" (SAB 101).

The adoption of SAB 101 resulted in a change to the Company's revenue recognition policy, regarding installation, which was treated as a change in accounting principle and its cumulative effect as of January 1, 2000 amounted to $ 20,609,000. The effect of the change on the reported 2000 revenues and cost of sales was an increase of $ 44,162,000 and $ 23,553,000, respectively.

p. Research and development costs

Research and development costs are charged to income as incurred. Royalty-bearing grants received from governments for approved projects are recognized as a reduction of expenses as the related costs are incurred.

q. Advertising

These costs are charged to income as incurred.

r. Shipping and handling costs

Shipping and handling costs are classified as a component of cost of revenues.

s. Allowance for doubtful accounts

The allowance for doubtful accounts is determined as a percentage of specific debts doubtful of collection.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

t. Stock based compensation

The Company and its subsidiaries account for employee stock based compensation in accordance with Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations. Under APB 25 compensation cost for employee stock option plans is measured using the intrinsic value based method of accounting, and is amortized by the straight-line method against income, over the expected service period.

FAS 123 "Accounting for Stock-Based Compensation", establishes a fair value based method accounting for employee stock options or similar equity instruments, and encouraged adoption of such method for stock compensation plans. However, it also allows companies to continue to account for those plans the accounting treatment prescribed by APB 25.

The following table illustrates the effect on net income (loss) and earning (loss) per share assuming the Company and its subsidiaries had applied the fair value recognition provisions of FAS 123 to stock-based employee compensation:

	Year ended December 31		
	2002	2001	2000
	U.S. dollars in thousands (except per share data)		
Net income (loss) as reported	(32,030)	(253,020)	74,648
Add: stock based employee compensation expenses, included in reported net income (loss)			16
Deduct: stock based employee compensation expenses determined under fair value method for all awards	(4,351)	(3,753)	(3,009)
Pro-forma net income (loss)	(36,381)	(256,773)	71,655
Earnings (loss) per share:			
Basic - as reported:			
Continuing operations	(0.74)	(5.88)	2.20
Discontinuing operations			0.03
Cumulative effect of an accounting change			(0.48)
	(0.74)	(5.88)	1.75
Basic - pro-forma:			
Continuing operations	(0.85)	(5.97)	2.12
Discontinuing operations			0.03
Cumulative effect of an accounting change			(0.48)
	(0.85)	(5.97)	1.67
Diluted - as reported			
Continuing operations	(0.74)	(5.88)	2.17
Discontinuing operations			0.03
Cumulative effect of an accounting change			(0.48)
	(0.74)	(5.88)	1.72
Diluted - pro-forma			
Continuing operations	(0.85)	(5.97)	2.10
Discontinuing operations			0.03
Cumulative effect of an accounting change			(0.48)
	(0.85)	(5.97)	1.65

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

u. Earnings (loss) per share ("EPS")

Basic EPS are computed based on the weighted average number of shares outstanding during each year excluding the treasury stock held by the Company. Diluted EPS reflects the increase in the weighted average number of shares outstanding that would result from the assumed exercise of options, calculated using the treasury-stock-method (in 2002 and 2001, such effect was not included since it would have been anti-dilutive). In addition, diluted EPS does not reflect options granted by subsidiaries to be exercised to their shares, since their effect would have been anti-dilutive.

v. Derivatives and hedging activities

The Company has adopted FAS 133 "Accounting for derivative instruments and hedging activities", as of January 1, 2001. FAS 133, as amended, establishes accounting and reporting standards for derivatives and for hedging activities. Under FAS 133, all derivatives are recognized on the balance sheet at their fair value. On the date that the Company enters into a derivative contract, it designates the derivative, for accounting purposes, as: (1) hedging instrument, or (2) non-hedging instrument.

For derivative financial instruments that are designated and qualify as a cash flow hedge, the effective portions of changes in fair value of the derivative are recorded in other comprehensive income (loss), and are recognized in the statement of operations when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings. Changes in the fair value of derivatives that do not qualify for hedge accounting are recognized in earnings.

w. First time application of the equity method in respect of an investment previously accounted for under the cost method

During the three years ended December 31, 2002, the Company invested in Objet Geometries Ltd. ("Objet") $ 6,000,000 in shares and $ 2,667,000 in convertible loans, and holds, as of December 31, 2002 approximately 17.4 % of Objet's outstanding shares and 16.1 % on a fully diluted basis. Through December 31, 2001, the Company accounted for this investment under the cost method. Commencing January 2002 following changes in Objet's management and a decision of its shareholders to nominate the Company's executives to operate as a significant part of Objet's management, the Company exercises significant influence in Objet. Accordingly, the Company changed its method of accounting for this investment from the cost method to the equity method as required by APB 18 ("The equity method of accounting for investments in common stock").

The consolidated financial statements for the years 2001 and 2000 have been adjusted retroactively to reflect the adoption of the equity method.

As of December 31, 2002, after retroactive application of the equity method, balance of the investment in Objet stands at $ 2,544,000.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

w. First time application of the equity method in respect of an investment previously accounted for under the cost method (continued):

The effect of such adjustments on the consolidated financial statements is as follows:

	As previously reported	Effect of restatement	As reported in these financial statements
	U.S. dollars in thousands		
1) The effect on the balance sheet at December 31, 2001:			
Investments in an associated companies	4,030	2,907	6,937
Other investments and non-current assets	94,833	(6,680)	88,153
Accumulated other comprehensive income	7,740	14	7,754
Accumulated deficit	(110,422)	(3,787)	(114,209)
Shareholders' equity	263,935	(3,773)	260,162
2) The effect on the statements of operations in the year ended December 31, 2001:			
Share in losses of associated companies	(64,762)	(2,744)	(67,506)
Net loss	(250,276)	(2,744)	(253,020)
Loss per share - basic and diluted	$ (5.82)	$ (0.06)	$ (5.88)
3) The effect on the statements of operations in the year ended December 31, 2000:			
Share in losses of associated companies	(79,594)	(1,043)	(80,637)
Net income	75,691	(1,043)	74,648
Earnings per share "EPS" - basic:			
Continuing operations	$ 2.22	$ (0.02)	$ 2.20
Total EPS	$ 1.77	$ (0.02)	$ 1.75
Earnings (loss) per share "EPS" - diluted:			
Continuing operations	$ 2.20	$ (0.03)	$ 2.17
Total EPS	$ 1.75	$ (0.03)	$ 1.72

x. Recently issued accounting pronouncements:

1. In July 2001, the FASB issued FAS No. 143, "Accounting for Asset Retirement Obligations". FAS 143 prescribes the accounting for retirement obligations associated with tangible long-lived assets, including the timing of liability recognition and initial measurement of the liability. FAS 143 requires that an asset retirement cost be capitalized as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method. FAS 143 is effective for fiscal years beginning after June 15, 2002 (January 1, 2003 for the Company).

   The Company does not expect the adoption of the abovementioned standard to have a material effect on its consolidated financial statements.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

x. Recently issued accounting pronouncements (continued):

2. In April 2002, the FASB issued FAS No. 145, "Revision of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Connections" ("FAS 145"). Among other amendments and rescissions, FAS 145 eliminates the requirement that gains and losses from the extinguishments of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect, unless such gains and losses meet the criteria in paragraph 20 of Accounting Principles Board Opinion No. 30, "Reporting the Results of Operation - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". FAS 145 is partially effective for transactions occurring after May 15, 2002 and partially effective for fiscal years beginning after May 15, 2002.

   The Company does not expect the adoption of the abovementioned standard to have a material effect on its consolidated financial statements.

3. In June 2002, the FASB issued FAS No. 146 "Accounting for Costs Associated with Exit or Disposal activities" ("FAS 146"). FAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF 94-3 "Liability Recognition for Certain Employee Termination Benefits and other Costs to Exit an Activity (including Certain Costs Incurred in a restructuring)". FAS 146 required that a liability for a cost associated with an exit or disposal activity to be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost as generally defined in EITF 94-3 was recognized at the date of the commitment to an exit plan. FAS 146 states that a commitment to a plan, by itself, does not create an obligation that meets the definition of a liability. Therefore, FAS 146 eliminates the definition and requirements for recognition of exit costs in EITF 94-3. It also establishes that fair value is the objective for initial measurement of the liability. FAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002.

   The Company does not expect the adoption of the abovementioned standard to have a material effect on its consolidated financial statements.

4. In December 2002, the FASB issued FAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123". FAS No. 148 amends FAS No. 123, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, FAS No. 148 amends the disclosure requirements of FAS No. 123 to require prominent disclosures in the financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition guidance and annual disclosure provisions of FAS No. 148 are effective for financial statements issued for the fiscal years ending after December 15, 2002.

   The Company has elected to continue accounting for employee stock based compensation in accordance with APB 25 and related interpretations and has applied the disclosure provisions in FAS 148 in these consolidated financial statements.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

x. Recently issued accounting pronouncements (continued):

5. In November 2002, the FASB issued FASB Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires the guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. It also elaborates on the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees that it has issued and to be made in regard of product warranties. Disclosures required under FIN 45 are already included in these financial statements, however, the initial recognition and initial measurement provisions of this FIN are applicable on a prospective basis to guarantees issued or modified after December 31, 2002.

   At this stage, the Company is examining the effect of FIN 45 on its consolidated financial statements.

6. In January 2003, the FASB issued FASB Interpretation No. 46 "Consolidation of Variable Interest Entities" (FIN 46). Under this FIN entities are separated into two populations: (1) those for which voting interests are used to determine consolidation (this is the most common situation) and (2) those for which variable interests are used to determine consolidation. The FIN explains how to identify Variable Interest Entities (VIE) and how to determine when a business enterprise should include the assets, liabilities, non-controlling interests, and results of activities of a VIE in its consolidated financial statements.
   The FIN is effective as follows: for variable interests in variable interest entities created after January 31, 2003 the FIN shall apply immediately, for variable interests in variable interest entities created before that date, the FIN shall apply as of the beginning of the first interim or annual reporting period beginning after June 15, 2003.

   The Company does not expect the adoption of FIN 46 to have a material effect on its consolidated financial statements.

7. In November 2002, the EITF reached a consensus on EITF Issue No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables ("EITF 00-21"). EITF 00-21 sets out criteria for whether revenue on a deliverable can be recognized separately from other deliverables in a multiple deliverable arrangement. The criteria considers whether the delivered item has stand-alone value to the customer, whether the fair value of the delivered item can be reliably determined and the rights of returns for the delivered item. EITF 00-21 is required to be adopted by the Company beginning January 1, 2004.

   The Company will assess the impact of EITF 00-21 on its consolidated financial position and results of operations.

y. Reclassifications

Certain comparative figures have been reclassified to conform to the current year presentation.

NOTE 3 - ACQUISITIONS OF BUSINESSES

a. In October 1998, a subsidiary acquired the Superwide Format technology and other intangible assets from the Matan group of companies ("Matan") for an aggregate consideration of $ 12,247,000. The agreement provided for additional payments to Matan of up to a maximum of $ 14,500,000, based on the achievement of specified financial targets, such as revenues and operating income from Company's products related to the acquired technology, during the period from 1999 to 2004; During 2001 the final payment was made. As to an impairment charge of this technology, see note 8.

b. In March 2001, a subsidiary acquired the ink technology, other assets and operations from the Techno Ink manufacturing (PTY) Ltd. ("Tech Ink") for an aggregate consideration of $ 2,860,000. The technology is amortized over 6 years. The agreement provides for additional payments to Tech Ink of up to a maximum of approximately $ 8,360,000, based on the achievement of specified financial targets, such as revenues and operating income from the subsidiary's products related to the acquired technology, during the period from 2001 to 2006. As of December 31, 2002, an additional amount of $ 1,183,000 was recorded to goodwill due to this agreement. This goodwill is allocated to the "Wide Format Digital Printing" segment.

c. In April 2002, a subsidiary acquired some assets and operations from Siantec SARL ("Siantec") and its shareholders for consideration of $ 2,000,000, of which $ 1,860,000 was allocated to technology and $ 140,000 to non-compete covenant. These intangible assets will be amortized over 5 years. This acquisition was made in order to obtain the advanced technology in the subsidiary's products. As part of the transaction additional maximum royalties payment of up to $ 10,000,000 is to be paid conditional upon sales of systems and ink based on Siantec's technology. The payment of $ 1,000,000 of the total amount is limited to a 5 year period, and the balance of $ 9,000,000 is with no time limitation. As of December 31, 2002, no additional payment was made due this transaction.

d. As to an acquisition on January 3, 2003, see note 16.

NOTE 4 - INVESTMENTS IN ASSOCIATED COMPANIES:

a. Aprion Digital Ltd. ("Aprion") was formed by the Company and other investors during 1999. Upon the formation of Aprion, the Company transferred to Aprion the activity of its Advanced Printing Products Division, in consideration for Aprion shares, warrants and convertible note in the amount of $ 20,000,000. The Company assigned to Aprion's shares the carrying value of the assets transferred. The note, which was for 10 years, was recorded at no value in the Company's accounts, due to the uncertainty regarding the collectibility thereof, since Aprion was a development stage company. In addition, the Company received $3,000,000 in consideration of a license granted to use technology and patents developed or registered by the Company and $ 1,500,000 participation in the Company's research and development expenses. Those amounts were credited to income in 1999.

In the second quarter of 2001, the Company exercised all of the warrants that were granted by Aprion, in consideration for $ 2,500,000, and in the third quarter converted the note into Aprion shares. The excess of cost of investments over the Company's share in Aprion's net assets at dates of transactions, in total amount of approximately $ 5,000,000, was attributed to technology to be amortized over five years.

As of December 31, 2002 and 2001, the Company's ownership interest in Aprion is approximately 43%, and approximately 34 % on a fully diluted basis. As of December 31, 2002 and 2001, the balance of the investment, accounted for under the equity method, is zero.
As to the acquisition of additional shares of Aprion, see note 16.

NOTE 4 - INVESTMENTS IN ASSOCIATED COMPANIES (continued):

b. An investment in Jemtex Ink Jet Ltd. ("Jemtex") amounted to $ 4,703,000 and $ 4,030,000 as of December 31, 2002 and 2001, respectively. In December 2002, the Company signed a share purchase agreement with Jemtex, according to which, the Company shall invest additional $ 2,400,000 in three equal quarterly installments of $800,000 each. The first installment and an advance of $ 250,000 on the last payment were made in December 2002. The additional $ 1,350,000 is included in "accrued and other liabilities". As of December 31, 2002, the Company owns all the rights related to this transaction. The excess of cost of investment over the company's share in Jemtex's net assets at the date of transaction in the amount of $ 1,371,000 was attributed to technology to be amortized over five years.

In addition, Jemtex granted to the Company for no additional consideration, warrants to purchase (1) 3,181 preferred B shares of Jemtex at an exercise price of $ 251.467 per share, exercisable until January 2, 2004, and (2) 3,181 preferred B shares of Jemtex at an exercise price of $ 251.467 per share exercisable until March 31, 2005. An amount of $ 51,000 was allocated to the said warrants out of the total above-mentioned investment of $ 2,400,000.

As of December 31, 2002, the Company's ownership interest in Jemtex is approximately 49.8 % and approximately 32.3 % on a fully diluted basis.

c. As to the investment in Objet and its first time application of the equity method, see note 2w. The balance of this investment as of December 31, 2002 is $ 2,544,000.

d. The Company has provided guarantees for bank credit received by a joint venture partnership, which was in the process of being terminated - $ 16,500,000 at December 31, 2001.

A provision has been included in "accrued and other liabilities" with respect to the termination of this partnership.

In April 2002, the Company and its partner in this joint venture signed an agreement pursuant to which, the said partner paid the Company an amount of $ 14,400,000. The Company used this amount to cover the partnership's obligations to the bank. As of December 31, 2002 an immaterial balance in respect of this partnership is included in "accrued and other liabilities".

NOTE 5 - OTHER INVESTMENTS AND NON-CURRENT ASSETS:

a. Composed as follows:

	December 31	
	2002	2001
	U.S. dollars in thousands	
Investment in Creo (see b. below)	51,062	80,687
Other investments (see c. below)	3,794	7,233
Non-current assets	485	233
	55,341	88,153

NOTE 5 - OTHER INVESTMENTS AND NON-CURRENT ASSETS (continued):

b. Creo

(1) The balance represent an investment in Creo shares, which are available-for-sale securities (see also note 2d) and are stated at fair market value. Through December 2001, this investment was presented according to the equity method.
The Company holds approximately 12.7 % of Creo's shares. Since the Company no longer exercises significant influence (see below), the investment in Creo is classified as "available-for-sale securities", and is presented in the balance sheets as of December 31, 2002 and 2001 among "other investments and non-current assets". In 2002, due to extended decline in fair market value, it was determined that the impairment in value of the investment was other than temporary. Consequently, the accumulated unrealized loss in the amount of $ 22,283,000 was charged to "other loss - net" in the statement of operation.

As a result, at December 31, 2002 the fair market value of this investment and its amortized cost was $ 51,062,000.

At December 31, 2001 the fair market value, amortized cost and unrealized holding gains at year-end were $ 80,687,000, $ 73,345,000 and $ 7,342,000, respectively

Creo's stock is currently traded on NASDAQ and on Toronto Stock Exchange. Creo's common stock on NASDAQ closed at $ 8.17 per share and $ 6.52 on December 31, 2002 and on the date of approval of the financial statements, respectively.

(2) In December 2001, the Company sold 7,000,000 of the 13,250,000 Creo shares it held, for proceeds of approximately $ 76,071,000 (net of transaction costs). The loss from this transaction, which amounted to $ 6,041,000, is included in the statement of operations under "other loss - net". Until December 2001 the investment in Creo was accounted for using the equity method. The Company's share in the losses of Creo in 2001 and 2000 amounts to $ 60,183,000 and $ 44,120,000, respectively (2000 - included an amount of $ 23,925,000 from IPR&D), see also note 1c(1).

Creo draws up its financial statements as of September 30 of each year; accordingly, the financial position and the results of operations of Creo were included in the Company's consolidated financial statements, under the equity method, on a three-month time lag.

NOTE 5 - OTHER INVESTMENTS AND NON-CURRENT ASSETS (continued):

Summarized data from Creo's statement of operations for the year ended September 30, 2001 and 2000, is as follows:

	Year ended September 30, 2001	Six months ended September 30, 2000
	Audited	Unaudited
	U.S. dollars in thousands	
Revenues	656,527	335,879
Gross profit	278,351	148,496
Operating income (loss)	15,279	(70,951)
Write-off of goodwill and other intangible assets	265,700	
Net loss	**(414,755)**	**(57,451)**

(3) During the second quarter of 2001, following a periodic review, the Company reduced the carrying value of its investment in Creo by the amount of $ 149,704,000. This write-down took into consideration Creo's results for the period and its future outlook, as reported by the management of Creo.

c. Other investments represent investments in non-marketable securities in companies operating in the digital printing and digital imaging industry, in which the Company does not exercise significant influence, and which are stated at cost.

NOTE 6 - PROPERTY, PLANT AND EQUIPMENT

Grouped by major classifications, the assets are composed as follows:

	December 31	
	2002	2001
	U.S. dollars in thousands	
Machinery and equipment	46,423	44,258
Building	411	383
Leasehold improvements	18,136	17,608
Office furniture and equipment	27,478	24,903
Motor vehicles	34	71
	92,482	87,223
Less - accumulated depreciation and amortization	(55,625)	(45,569)
	36,857	41,654

Depreciation and amortization of property, plant and equipment totaled $ 13,085,000, $ 13,740,000 and $ 18,029,000 in 2002, 2001 and 2000, respectively.

NOTE 7 - GOODWILL

As described in note 2i, effective January 1, 2002, the Company adopted FAS 142.

a. The changes in the carrying value of goodwill for the year ended December 31, 2002, are as follows:

	Wide Format Digital Printing Segment	High Speed Digital Printing Segment	Total
	U.S. dollars in thousands		
Balance as of January 1, 2002*	988	20,237	21,225
Goodwill acquired during the year	1,183		1,183
Balance as of December 31, 2002	2,171	20,237	22,408

* Net of a one-time charge due to impairment that took place in 2001 in the amount of $ 1,925,000, see also note 8. This impairment took place following an evaluation that was done by a third party appraiser, due to the significant decrease in the production of certain products based on the technology mentioned in note 8. The impairment was made according to the provisions of FAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of".

b. The following table illustrates the Company's results adjusted to eliminate the effect of goodwill amortization expense, including goodwill with respect of an associated company accounted for by the equity method:

	Year ended December 31		
	2002	2001	2000
	U.S. dollars in thousands (except per share data)		
Net income (loss) as reported	(32,030)	(253,020)	74,648
Add back: Goodwill amortization		3,635	3,311
Goodwill amortization included in share in losses of an associated company		23,805	17,884
Net income (loss) adjusted	(32,030)	(225,580)	95,843
Earning (loss) per share:			
Basic - as reported	(0.74)	(5.88)	1.75
Add back: Goodwill amortization		0.08	0.08
Goodwill amortization included in share in losses of an associated company		0.56	0.41
Basic - adjusted	(0.74)	(5.24)	2.24
Diluted - as reported	(0.74)	(5.88)	1.72
Add back: Goodwill amortization		0.08	0.08
Goodwill amortization included in share in losses of an associated company		0.56	0.41
Diluted - adjusted	(0.74)	(5.24)	2.21

NOTE 8 - OTHER INTANGIBLE ASSETS:

Composed as of December 31, 2002, as follows:

	Gross carrying amount	Accumulated amortization	Amortized balance
	U.S. dollars in thousands		
Technology	43,144	31,087	12,057
Other	2,806	2,806	-
	45,950	33,893	12,057

Amortization expense totaled $ 3,319,000, $ 8,353,000 and 8,952,000 in 2002, 2001 and 2000, respectively.
Estimated amortization expense for the following years, subsequent to December 31, 2002:

	$ in thousands
Year ended December 31:	
2003	3,206
2004	3,206
2005	3,206
2006	2,582
2007	307

In 2001 the financial statements include a one-time charge due to impairment of technology and know-how in a subsidiary, in the amount of $ 13,061,000. This impairment took place following an evaluation that was done by a third party appraiser, due to the significant decrease in the production of certain products based on the above-mentioned technology. The impairment was made according to the provisions of FAS 121.

In January 2001, a subsidiary acquired the intellectual property related to the manufacturing of inks compatible with its machines from Magic Inks B.V. for consideration of $ 2,887,000. This intangible asset is amortized over 6 years.

NOTE 9 - EMPLOYEE RIGHTS UPON RETIREMENT:

a. Israeli labor laws and agreements require payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances. The liability is based upon the length of service and the latest monthly salary (one month's salary for each year worked), is mainly funded with severance pay and pension funds and with insurance companies (principally with an affiliate of the two major shareholders of the Company), for which the Company and its Israeli subsidiaries make monthly payments.
The Company records the long-term obligation as if it was payable at each balance sheet date on an undiscounted basis.

b. The U.S. subsidiaries offer 401(k) matching plans to all eligible employees.

c. Substantially all of the European subsidiaries make contributions to pension plans administered by insurance companies.

d. Severance pay, pension and defined contribution plan expenses totaled $ 3,139,000, $ 2,908,000 and $ 2,941,000 in 2002, 2001 and 2000, respectively.

NOTE 10 - COMMITMENTS AND CONTINGENT LIABILITIES:

a. Commitments:

1) Royalty commitments:

(a) The Company and a subsidiary were committed to pay royalties of 3%-5% to the Government of Israel on sales of products in the research and development of which the Government participates by way of grants, up to the amount of the grants received (dollar linked), plus annual interest based on the Libor, accruing from January 1, 1999. At the time the funding was received, successful development of the related projects was not assured. In the case of failure of a project that was partly financed by royalty-bearing Government participation, the Company and its subsidiary are not obligated to pay any such royalties to the Israeli Government.

At December 31, 2002, there is no contingent royalty payable, since all obligations were paid.

Royalties expense totaled $ 700,000, $ 694,000 and $ 1,732,000 in 2002, 2001 and 2000, respectively.

(b) The Company is obligated to pay royalties to certain parties, based on agreements which allow it to use technologies developed by these parties. Such royalties are based on the revenues from sales of products which incorporate these technologies or on quantities of such products sold.

2) Operating leases

Most of the premises occupied by the Company and its subsidiaries are rented under various operating lease agreements. Most of the premises in Israel are leased from an affiliate of the two major shareholders of the Company, see also 3) below.

Minimum lease payments of the Company and its subsidiaries under the above leases, at rates in effect on December 31, 2002, are as follows:

	$ in thousands
Year ending December 31:	
2003	4,962
2004	3,982
2005	3,905
2006	3,666
2007	3,445
2008 and thereafter	13,424
	33,384

Most of the rental payments are payable dollar or linked thereto.

Rental expense totaled $ 5,712,000, $ 5,526,000 and $ 6,103,000 in 2002, 2001 and 2000, respectively.

NOTE 10 - COMMITMENTS AND CONTINGENT LIABILITIES: (continued):

3) Commencing November 1, 2001, the Company's headquarters are located on the premises of one of its major shareholders. The Company obtains the services of certain executives and other staff as well as certain services from the shareholder, for which the Company pays amounts based on formulas determined in the agreement between the Company and the shareholder.

   Expenses due to the said agreement totaled $ 445,000 and $ 92,000 in 2002 and 2001, respectively.

b. Contingent liabilities:

1) In October 2002 the liquidator of a company, which the Company had an investment in, which was fully written-off during 2001, filed a lawsuit against directors and other executives of this company. Among the defendants is a former executive of the Company, for which the Company had directors' insurance. The maximum amount, which the Company might have to pay, is approximately $ 100,000. The Company intends to defend itself vigorously against this lawsuit. Management believes that the chances the Company will have to pay the said amount are low. Therefore no provision was recorded for this matter.

2) In April 2000 a monetary claim in the amount of approximately $ 413,000 against the Company was filed with the district court in Jerusalem. In this lawsuit it was claimed that a machine the Company sold to the plaintiff did not function as promised by the Company. In April 2000, the Company sold substantially all of the assets, liabilities and operations related to its Digital PrePrint business to Creo Products, Inc. ("Creo") (see note 1c.). Therefore, defense is being handled by Creo. In the opinion of the Company's management, since this lawsuit is in connection with the business that was sold to Creo, it will have minimal effect on the Company, if any. Therefore no provision was recorded for this matter.

3) In December 2002, a monetary claim was filed against the Company with the Tel-Aviv court. The claim amounts to $ 125,000 and is for real-estate brokerage fee. No provision was recorded for this lawsuit, since the Company's management, based on the opinion of its legal advisors, believes that its chances to be accepted are low.

4) In July 2002, a consultant of a subsidiary filed an action with the Federal District Court of Massachusetts. The plaintiff seeks for monetary damages of $ 330,000 plus 1% of the difference between $ 45,000,000 and the amount of settlement that the subsidiary will reach with the U.S. tax authorities regarding tax assessments, which are in the process of audit. In addition the plaintiff moves to strike and/or dismiss certain allegations in connection with his breach of contract claim. The matter is still at an early stage in the litigation. At this time it is not possible to assess the outcome of this matter, and the subsidiary intends to defend it vigorously. No provision was recorded for this matter in these financial statements.

5) During 2002 a service provider filed a claim with the Common Pleas Court of Montgomery County, Ohio against a subsidiary in the amount of $ 500,000. The Company has sought declaratory judgment to determine the invalidity of this claim, and the matter is scheduled for trial in January 2004. At this time it is not possible to assess the outcome of this matter, and the subsidiary intends to defend it vigorously. No provision was recorded for this matter in these financial statements.

NOTE 10 - COMMITMENTS AND CONTINGENT LIABILITIES (continued):

6) A subsidiary has received a letter from the legal advisors of a service provider claiming compensation in the amount of approximately $ 845,000. The letter of demand alleges that the subsidiary has contractual relationship with this service provider. At this time it is not possible to assess the outcome of this matter, and the subsidiary intends to defend it vigorously. No provision was recorded for this matter in these financial statements.

7) As to the letters from certain of Aprion's shareholders claiming that they are entitled to additional shares in Aprion, see note 16.

8) Lawsuits have been lodged against the Company and its subsidiaries in the ordinary course of business. The Company and its subsidiaries intend to defend themselves vigorously against those lawsuits. Management does not expect that the Company will incur substantial expenses in respect thereof; therefore, no provision has been made for the lawsuits.

9) As to contingent purchase price of royalties, see note 3.

10) As to tax assessments of a couple of the Company's subsidiaries, see note 12h.

c. Guarantees

Certain subsidiaries of the Company have granted guarantees in favor of its employees and certain customers. As of December 31, 2002 the guarantees outstanding are as follows:

1) The subsidiary guarantees its employees' bank loans in the amount of $ 11,000. In case of failure in repayment by the employee, the subsidiary is liable to the bank for the loan. The subsidiary does not require collateral to secure these guarantees.

2) In 2002 the subsidiary entered a surety agreement with a finance institution and certain customers, whereas the subsidiary guarantees lease payments of its customers to the finance institution. As of December 31, 2002 the total amount guaranteed was $ 256,000.

Management believes that the employees and customers are capable and intends to pay off all outstanding balance, accordingly no provision was made in the financial statements.

NOTE 11 - SHAREHOLDERS' EQUITY:

a. Share capital:

1) The Company's shares are traded on NASDAQ and on the Tel Aviv Stock Exchange ("TASE").

   On December 31, 2002 the Company's share closed on NASDAQ and Tel Aviv Stock Exchange at approximately $ 1.35 and $ 1.36, respectively.

2) The number of shares stated as issued and outstanding - 43,467,388 shares at December 31, 2002 and 2001 - includes 448,975 shares repurchased by the Company (treasury shares, see note 2n) and held by a trustee for the benefit of employees within the framework of the Company's share option plans. These shares, until purchased by employees pursuant to a share option plan, bear no voting rights or rights to cash dividends.

NOTE 11 - SHAREHOLDERS' EQUITY (continued):

b. Share incentive and stock option plans:

1) On December 31, 2001, the annual general meeting of shareholders of the Company approved the adoption of a new share option plan - the Scitex 2001 Stock Option Plan - that permits the grant of options to officers, employees, directors, consultants and contractors of the Company, its subsidiaries and controlled entities for the purchase of up to an aggregate of 750,000 shares of the Company. Option awards may be granted under this plan until November 5, 2011. The maximum term of an option may not exceed ten years. Each option can be exercised to purchase one share having the same rights as the other ordinary shares of the Company. At December 31, 2002, no options had been granted under the 2001 plan.

2) The 2001 plan replaced two earlier share option plans - the Scitex Israel Key Employee Share Incentive Plan 1991 (with various sub-plans), mainly for directors, officers and other key employees of the Company and its Israeli subsidiaries, and the Scitex International Key Employee Stock Option Plan 1991 (As Amended, 1995), for officers and other key employees of non-Israeli subsidiaries. These plans expired in September 2001, except with respect to outstanding options granted under such plans. The options granted under such plans generally vested ratably over a period of 3-4 years. The maximum term of an option could not exceed ten years. Each option can be exercised to purchase one share having the same rights as the other ordinary shares.

3) The grant of options to Israel residents under the Company's plans is subject to the terms stipulated by the Israeli Income Tax Ordinance. Inter alia, the Ordinance provides that the Company may be allowed to claim as an expense for tax purposes the amounts credited to the employees as a benefit, when the related tax is payable by the employee.

4) The options granted under the Company's plans are exercisable for the purchase of shares as follows:

	December 31	
	2002	2001
	U.S. dollars in thousands	
At balance sheet date	1,139,728	1,425,617
During the first year thereafter	104,430	158,936
During the second year thereafter	8,334	131,316
During the third year thereafter		8,334
	1,252,492	1,724,203

NOTE 11 - SHAREHOLDERS' EQUITY (continued):

5) A summary of the status of the Company's plans at December 31, 2002, 2001 and 2000, and changes during the years ended on those dates, is presented below:

	Year ended December 31					
	2002		2001		2000	
	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price
		$		$		$
Options outstanding at beginning of year	1,724,203	10.18	2,246,465	10.06	3,047,000	9.83
Changes during the year:						
Granted at fair value			25,000	8.18	391,000	11.23
Exercised and paid					(469,707)	9.18
Forfeited and canceled	(471,711)	9.76	(547,262)	9.59	*(721,828)	10.32
Options outstanding at end of year	1,252,492	10.34	1,724,203	10.18	2,246,465	10.06
Options exercisable at end of year	1,139,728	10.33	1,425,617	10.09	1,729,609	9.80
Options available for future awards	750,000		750,000		1,293,240	

* 357,375 options forfeited during 2000 relate to employees transferred to Creo together with the DPP business, see note 1c.

The weighted average fair value of options granted during 2001 and 2000 is $ 2.76 and $ 4.80, respectively.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Year ended December 31	
	2001	2000
Dividend yield per share - in dollars	-	-
Expected volatility	58%	57%
Risk-free interest rate	4.0%	6.0%
Expected life - in years	2.00	3.00

6) The following table summarizes information about options under the Company's plans outstanding at December 31, 2002:

	Options outstanding			Options exercisable	
Range of exercise prices	Number outstanding at December 31, 2002	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable at December 31, 2002	Weighted average exercise price
$		Years	$		$
8.00 to 8.99	25,000	8.0	8.18	8,333	8.18
9.00 to 9.99	476,425	2.7	9.06	476,425	9.06
10.00 to 10.99	267,917	7.4	10.68	180,795	10.67
11.00 to 11.99	429,000	2.4	11.37	420,025	11.37
12.00 to 12.99	46,150	4.1	12.07	46,150	12.07
16.00	8,000	2.2	16.00	8,000	16.00
8.00 to 16.00	1,252,492	3.8	10.34	1,139,728	10.33

NOTE 11 - SHAREHOLDERS' EQUITY (continued):

7) Options to employees were granted at exercise prices which were equal to or above the fair value of the shares at the date of the grant. The market price at the date of the award was $ 12.00 per share. The weighted fair value of each option granted was $ 5.02.

8) An award in 1999, whereby 50 % of 300,000 options awarded in earlier years to a related party, with an exercise price of $ 14.75 per option, were re-priced to an exercise price of $ 11.69 per option (the then market price per share), accompanied by a waiver of the remaining 50 %. Such options were exercisable from 1999 and are exercisable until June 2004. The fair value of each option granted was $ 3.21. In accordance with FIN 44, the re-priced options are accounted for under variable plan accounting. Under this method of accounting, increases in the fair market value of the underlying shares result in non-cash compensation charges to the statement of operations. At December 31, 2002, 2001 and 2000, the market price of the underlying shares was below $ 11.69 (the exercise price of the options), thus, no compensation cost has been charged with respect to these options. Future periods may reflect charges depending on the fair market price of the underlying shares.

9) Stock option plans of subsidiaries:

a) On February 7, 2000, the Board of Directors of an Israeli subsidiary approved an employee share option plan (the "Subsidiary Plan"). Pursuant to the Subsidiary Plan, 2,600,000 ordinary shares of the subsidiary are reserved for issuance upon the exercise of 2,600,000 options to be granted to some of the subsidiary's employees. During 2000, the subsidiary granted 2,254,000 options to employees under the Subsidiary Plan, at an exercise price per share of $ 6.50. The options vest as follows: 33 % after the first year, another 33 % after the second year and another 33 % after the third year starting from the date of beginning of employment of each employee, or the grant date, as determined by the stock option committee, provided the employee is still in the Company's employ. Any option not exercised within 7 years of grant date will expire. During 2001, the subsidiary granted additional 415,000 options with identical conditions to those granted in 2000, and 258,000 options were forfeited. During 2002, no options were granted under the Subsidiary Plan.
The weighted average fair value of options granted by the subsidiary during 2001 is $ 2.44. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions: dividend yield per share is nil, expected volatility of 50 %, risk-free interest rate of 4.0 %, expected life of 3 years. No options were granted during 2002.
The weighted fair value of options granted by the subsidiary during 2000 is $ 2.98. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions: dividend yield per share is nil, expected volatility of 50 %, risk-free interest rate of 6.0 %, expected life of 3 years.
None of these options were exercised and during 2002 all of the outstanding options were waived by the respective grantees.
In April 2002 all of this subsidiary's options were canceled and the grant of new options has not occurred as of December 31, 2002.

NOTE 11 - SHAREHOLDERS' EQUITY (continued):

b) On December 6, 2001, the Board of Directors of a United States subsidiary approved an employee share option plan (the "US Subsidiary Plan"). Pursuant to the US Subsidiary Plan, 2,600,000 shares of Common Stock of the subsidiary are reserved for issuance upon the exercise of 2,600,000 options to be granted to some of the subsidiary's employees.
During 2001, the subsidiary had granted 957,000 options to employees under the US Subsidiary's Plan, at an exercise price per share of $ 6.00. During 2002, the subsidiary granted additional 366,000 options on identical conditions to those grants in 2001, and 66,000 options were forfeited. The options vest as follows: 25 % one year from the grant date and thereafter 6.25 % on the last day of every third calendar month. Any option not exercised within 10 years of grant date will expire.
The weighted fair value of options granted by the subsidiary during 2002 is $ 3.30. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions: dividend yield per share is nil, expected volatility of zero, risk-free interest rate of 5.37 %, expected life of 10 years. As of December 31, 2002 247,750 options are exercisable.
The weighted fair value of options granted by the subsidiary during 2001 is $ 3.25. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions: dividend yield per share is nil, expected volatility of zero, risk-free interest rate of 5.29 %, expected life of 10 years.
If all options are exercised, the Company's share in the subsidiary will decrease from 100 % to approximately 94 %.

c. Retained earnings

Dividends are declared and paid in dollars (except to shareholders of record with an address in Israel, with respect to whom payment is made in Israeli currency ("NIS")).

NOTE 12 - TAXES ON INCOME:

a. The Company and its Israeli subsidiary:

1) Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (hereafter- the law)

By virtue of the "approved enterprise" status granted to certain production facilities under the law, the Israeli subsidiary is entitled to various tax benefits, as follows:

a) Reduced tax rates
The tax benefit period is seven years from the year in which the approved enterprise first earns taxable income. Income derived from the approved enterprise is tax exempt during the first two years of the seven year tax benefit period and is subject to a reduced tax rate of 25 % during the remaining five years of benefits. The period of benefits relating to the approved enterprise will expire in the years 2009-2010.

NOTE 12 - TAXES ON INCOME (continued):

In the event of distribution of cash dividends out of income which was tax exempt as above, the Israeli subsidiary would have to pay the 25 % tax in respect of the amount distributed.

The Israeli subsidiary intends to permanently reinvest the amounts of tax-exempt income in the foreseeable future, and not to cause distribution of such dividends.

b) Accelerated depreciation
The Israeli subsidiary is entitled to claim accelerated depreciation for five tax years commencing in the first year of operation of each asset, in respect of machinery and equipment used by the approved enterprise.

c) Conditions for entitlement to the benefits
The entitlement to the above benefits is conditional upon the Israeli subsidiary's fulfilling the conditions stipulated by the law, regulations published hereunder and the instruments of approval for the specific investments in the "approved enterprise". In the event of failure to comply with these conditions, the benefits may be cancelled and the Israeli subsidiary may be required to refund the amount of the benefits, in whole or in part, with the addition of linkage differences to the Israeli consumer price index ("CPI") and interest.

2) Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985 (hereafter - the Inflationary Adjustments Law)

Under this law, results for tax purposes are measured in real terms, in accordance with the changes in the Israeli CPI, or in the exchange rate of the dollar for a "foreign investors' company". The Company and its Israeli subsidiaries elected to measure their results on the basis of the changes in the Israeli CPI.

Paragraph 9 (f) of FAS 109, "Accounting for Income Taxes", prohibits the recognition of deferred tax liabilities or assets that arise from differences between the financial reporting and tax bases of assets and liabilities that are measured from the local currency into dollars using historical exchange rates, and that result from changes in exchange rates or indexing for tax purposes. Consequently, the abovementioned differences were not reflected in the computation of deferred tax assets and liabilities.

3) Tax benefits under the Law for the Encouragement of Industry (Taxation), 1969

The Israeli subsidiary is an "industrial company" as defined by this law and as such is entitled to certain tax benefits, mainly accelerated depreciation of machinery and equipment, as prescribed by regulations published under the Inflationary Adjustments Law, and the right to claim public issuance expenses and amortization of patents and other intangible property rights as a deduction for tax purposes.

4) Tax rates applicable in Israel to income not derived from an approved enterprise

Income not eligible for the "approved enterprise" benefits mentioned in (1) above is taxed at the regular rate of 36 %.

NOTE 12 - TAXES ON INCOME (continued):

b. Non-Israeli subsidiaries

The subsidiaries are taxed under the laws of their countries of residence.

c. Carryforward tax losses and deductions

Carryforward tax losses and deductions of the Company and its subsidiaries, including capital losses and losses from realization of marketable securities approximated $ 360 million at December 31, 2002. Most of the carryforward amounts are available indefinitely with no expiration date.

d. Reform of the Israeli tax system

In 2002, Amendment to the Israeli Tax ordinance (No. 132), 2002 (the "Israeli Tax Reform Law") was published. The Israeli Tax reform Law comprehensively reforms certain parts of the Israeli tax system and entered into effect on January 1, 2003, although certain provisions thereof will be applied from later dates.

e. Deferred income taxes:

	December 31	
	2002	2001
	U.S. dollars in thousands	
Computed in respect of the following:		
Allowance for doubtful accounts and other provisions	1,425	1,360
Carryforward tax losses and credits	133,843	88,542
Inventories	1,016	825
Investments	23,245	10,332
Accrued liabilities and deferred income	17,562	15,785
Property, plant and equipment	(4,745)	(4,611)
Intangible assets	376	376
	172,722	112,609
L e s s - valuation allowance (attributed mainly to loss carryforwards and expenses deductible upon payment)	154,915	94,877
	17,807	17,732
Deferred income taxes are included in the balance sheets as follows:		
Current assets	20,974	20,765
Non-current assets	1,866	1,802
Long-term liabilities	(5,033)	(4,835)
	17,807	17,732

NOTE 12 - TAXES ON INCOME (continued):

f. Income (loss) before taxes on income:

	Year ended December 31		
	2002	2001	2000
	U.S. dollars in thousands		
The Company and its Israeli subsidiary	(29,198)	(187,906)	199,172
Non-Israeli subsidiaries	2,818	5,446	9,764
	(26,380)	(182,460)	208,936

g. Taxes on income included in the statements of operations:

1) As follows:

	Year ended December 31		
	2002	2001	2000
	U.S. dollars in thousands		
Current:			
Israeli	400	3,547	14,833
Non-Israeli	1,069	483	1,116
	1,469	4,030	15,949
Deferred, see e. above:			
Israeli	64	(1,802)	5,998
Non-Israeli	11	826	12,192
	75	(976)	18,190
	1,544	3,054	34,139

NOTE 12 - TAXES ON INCOME (continued):

2) Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the regular tax rate applicable to Israeli corporations (see a(4) above) and the actual tax expense:

	Year ended December 31		
	2002	2001	2000
	U.S. dollars in thousands		
Income (loss) before taxes on income	(26,380)	(182,460)	208,936
Theoretical tax expense (tax benefit) on the above amount	(9,497)	(65,686)	75,216
Effect of lower tax rate for "approved enterprises"	(400)		(1,926)
	(9,897)	(65,686)	73,290
Increase (decrease) in taxes resulting from different tax rates - net	(5,253)	130	(198)
Increase in taxes resulting from permanent differences	408	666	379
Change in valuation allowance	60,038	77,586	(18,883)
Change in taxes resulting from carryforward tax losses	(43,926)	(7,434)	(19,500)
Increase (decrease) in taxes arising from differences between non-dollar currencies income and dollar income - net, and other*	174	(2,208)	(949)
Taxes on income in the consolidated statements of operations	1,544	3,054	34,139

* Resulting mainly from the difference between the changes in the Israeli CPI (the basis for computation of taxable income of the Company and its Israeli subsidiaries, see a(2) above) and the changes in the exchange rate of Israeli currency relative to the dollar.

h. *Tax assessments*

The Company has received final tax assessments through the 1994 tax year.

In partial settlement of an audit of the Internal Revenue Service (IRS) of the Company's U.S. subsidiaries for the years 1992 through 1996, the Company consented to a "partial assessment" by the IRS for approximately $ 10.6 million of federal taxes on certain agreed upon issues. This amount excludes interest and state income taxes, which will be assessed by the IRS and are expected to almost double the above amount. The Company has already made advance payments of $ 21.5 million on account of this audit. In June 2002, the Company received a notice from the IRS proposing to assess $ 29.6 million of additional federal income taxes for the years 1992 through 1996. This amount excludes state income taxes and interest, which would almost double that figure. In August 2002, the Company appealed the proposed additional assessment. While the outcome of the appeal cannot be predicted at this time, the Company's management believes, based on its consultants' advice, that sufficient provision for this matter is included in accrued liabilities.

During 2002, a couple of the Company's subsidiaries received tax assessments for which the Company's management believes, based on its consultants' advice, sufficient provision was accrued.

NOTE 13 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

a. Foreign exchange risk management

The Company operates internationally, which gives rise to significant exposure to market risks, mainly from changes in foreign exchange rates. Derivative financial instruments (hereafter - derivatives) were utilized by the Company to reduce these risks through April 4, 2000 (with respect to the DPP operations, see note 1c). The Company did not hold or issue derivative financial instruments for trading purposes.

Through April 4, 2000, the Company and one of its subsidiaries used foreign currency derivatives for purposes of hedging existing non-dollar assets and liabilities as well as certain firm commitments. All such derivatives were for the conversion of non-dollar currencies into dollars. The writing of options was part of a comprehensive hedging strategy and was designed to effectively swap the currencies relating to existing assets and liabilities. Each of the options written was combined with purchase of an option for the same period and the same notional amount. The term of all contracts was less than one year.

In 2000, prior to the adoption of FAS 133, gains and losses on derivatives that were hedging existing assets or liabilities were recognized in income commensurate with the results from those assets or liabilities; balances receivable or payable in respect of such derivatives were included in the balance sheets among other accounts receivable or payable, as appropriate. Gains and losses related to derivatives that were hedging firm commitments or anticipated sales were deferred, and ultimately recognized in income as part of the measurement of the results of the underlying hedged transactions. Cash flows from derivatives were recognized in the statements of cash flows together with results from the hedged item.

Commencing 2001, a subsidiary purchases forward-exchange contracts as hedges of certain anticipated sales denominated in foreign currencies. The Company enters into these contracts to protect itself against the risk that the eventual dollar-net-cash inflows resulting from direct-foreign-export sales will be adversely affected by changes in exchange rates.

Gains and losses for these forward exchange contracts are recorded in other comprehensive income (loss) until the foreign currency denominated sales transactions are recognized in earnings. Forward exchange contracts are used to hedge a portion of forecasted foreign currency denominated sales for up to 6 months in the future. Hedge ineffectiveness had no material impact on earnings for the years ended December 31, 2002 and 2001. No cash flow hedges were discontinued during the years ended December 31, 2002 and 2001. As of December 31, 2002 no deferred income or losses on derivative instruments were accumulate in other comprehensive income. The notional amount of this forward exchange hedging contract for Japanese currency is $ 3,758,000.

NOTE 13 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued):

The following table summarizes activity in other comprehensive income related to derivatives classified as cash flow hedges held by the subsidiary during the period from January 1, 2001 (the date of adoption of FAS 133) through December 31, 2002:

	Year ended December 31	
	2002	2001
	U.S. dollars in thousands	
Balance at beginning of year	200	-
Changes in fair value of derivatives - (gain) loss	-	-
Reclassification into earnings from other comprehensive income	(200)	340
Net of tax effect	-	(140)
Balance at end of year	-	200

b. Concentrations of credit risks

At December 31, 2002 and 2001, the Company and its subsidiaries held cash and cash equivalents, most of which were deposited with major Israeli, European and U.S. banks. Substantially, all of the marketable securities held by the Company are debt securities of the U.S. Treasury and highly rated corporations. The Company considers the inherent credit risks to be remote.
Most of the subsidiaries' sales are made in the United States, Europe and in the Far East, to a large number of customers. Consequently, the exposure to concentrations of credit risks relating to individual customer receivables is limited. The Company performs ongoing credit evaluations of its customers and generally does not require collateral, however, with respect of certain sales to customers in emerging economies, the Company requires letters of credit. The accounts include sufficient allowance for doubtful accounts.

c. Fair value of financial instruments

The financial instruments of the Company and its subsidiaries consist mainly of cash and cash equivalents, short-term investments, long-term investments, current and non-current receivables and long-term liabilities.

In view of their nature, the fair value of the financial instruments included in working capital is usually identical or close to their carrying amount. The fair value of non-current receivables and long-term liabilities also approximates their carrying value, since they bear interest at rates close to the prevailing market rates.

NOTE 14 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION:

Balance sheets:

	Year ended December 31	
	2002	2001
	U.S. dollars in thousands	
a. Allowance for doubtful accounts (as included in trade receivables) - the change in allowance for doubtful is composed as follows:		
Balance at beginning of year	5,250	3,436
Addition to allowance	5,923	3,759
Write-off of bad debts	(4,982)	(1,945)
	6,191	5,250
b. Inventories:		
Components of systems and materials	13,844	14,656
Work in process	3,425	3,065
Finished products	34,292	35,190
	51,561	52,911
c. Accrued and other liabilities:		
Payroll and related expenses	6,308	8,438
Taxes on income, net of advances	26,086	25,530
Accrued royalties and sales commissions	2,173	2,178
Deferred revenue	8,670	6,137
Provision for warranty*	2,314	2,813
Other	11,460	10,708
	57,011	55,804
* The changes in the balance during the year:		
Balance at beginning of the year	2,813	2,032
Payments made under the warranty	(3,136)	(3,169)
Product warranties issued for new sales	4,483	4,799
Changes in accrual in respect of pre-existing warranties	(1,846)	(849)
Balance at end of year	2,314	2,813

d. Loans from banks:

1) Line of credit

In 2001 a wholly-owned subsidiary of the Company had agreements with banks which provided for a $ 41 million revolving line of credit and long-term loans for various purposes.

Borrowings under the revolving line of credit and long-term loans bore interest of Libor + 0.6 % to Libor + 2.1 %.

The revolving line of credit and the long-term loans are secured by a negative pledge and require the subsidiary to maintain certain financial and other restrictive covenants.

NOTE 14 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

Although the subsidiary is not in full compliance with some of the restrictive covenants, the banks extended the credit lines until the end of the third quarter of 2002. At December 31, 2002, the subsidiary is in the process of updating the covenants for additional periods, and borrowing from the banks (see 2 below) were under the terms of these arrangements.

2) Short-term bank credit and loans

The balance as of December 31, 2002 represents: short-term bank loans denominated in dollars and bearing interest of three month Libor + 0.6 % to Libor + 2.0 % per annum (as of December 31, 2002 - 2.5 % to 3.9 %, respectively) in the amount of $ 2,393,000; short-term bank loan denominated in dollars and bearing interest of 2.25 % in the amount of $ 20,000,000; short-term banks loans denominated in Euro and bearing interest of one month Libor + 1.5 % to Libor + 2.1 % per annum (as of December 31, 2002 - 4.9 % to 5.5 %, respectively) in the amount of $ 9,494,000.

Short-term bank credit is secured by a deposit in the bank, of which the balance as of December 31, 2002 is $ 20,203,000, and is presented in the balance sheet as restricted deposit.

3) Long-term bank loans:

a) The loans are denominated in dollars, bear interest of three month Libor + 1.1 % to Libor + 1.75 % per annum (as of December 31, 2002 - 3.0 % to 3.7 %, respectively) and are payable in quarterly installments.

b) The long-term loans (net of current maturities) mature in the following years after the balance sheet dates:

	2002	2001
	U.S. dollars in thousands	
Current maturities	5,248	7,000
Second year	3,438	3,500
Third year	2,003	1,000
Fourth year	52	
	5,493	4,500
	10,741	11,500

e. Note payable issued to an investee company

The note is denominated in dollars, bears no interest, and is payable in one payment on April 4, 2003. The Company has recorded the note based on its present value as of the date of issuance, and in each balance sheet thereafter - using the interest rate which was applicable to such notes as of the date of issuance. See also note 1c.

NOTE 14 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

Statements of operations:

	Year ended December 31		
	2002	2001	2000
	U.S. dollars in thousands		
f. Research and development costs - net:			
Expenses incurred	24,993	26,470	39,694
L e s s - royalty-bearing participations from the Government of Israel	701	999	1,202
	24,292	25,471	38,492
g. Selling, general and administrative expenses:			
Selling*	43,848	46,960	59,640
General and administrative**	24,710	24,370	28,190
	68,558	71,330	87,830
* Including:			
Related party			1,821
Advertising costs	1,217	1,123	2,078
** Including:			
Related party	445	92	877
Net change in allowance for doubtful accounts and direct write-off of bad debts	4,823	2,285	1,434

h. Restructuring charges

Towards the end of 2001, the Company and its subsidiaries planned and implemented a restructuring plan, which was completed in 2001, in the form of reduction in work force and abandonment of construction in progress, and accrued expenses accordingly. The expenses include mainly severance pay and other benefits to approximately 90 employees retiring from their employ in the amount of approximately $ 1,219,000 and the write-off of fixed assets in the amount of approximately $ 500,000.

NOTE 14 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

	Year ended December 31		
	2002	2001	2000
	U.S. dollars in thousands		
i. Financial income (expenses) - net:			
Interest income	1,231	1,463	1,443
Gain on trading marketable securities - net	44	136	1,496
Interest expense on long-term loans from banks	(2,471)	(2,382)	(678)
Bank charges	(185)	(127)	(302)
Other (including foreign exchange transaction losses - net)	(655)	(1,979)	(555)
	(2,036)	(2,889)	1,404
j. Other loss - net:			
Loss from change in percentage of holding of an associated company		(4,408)	(3,302)
Write-down of an available-for-sale securities	(22,283)		
Write-off and write-down of investee companies	(3,839)	(5,477)	
Gain (loss) from sale of investments in associated and investee companies		(6,041)	191
Other	(331)	2,892	701
	(26,453)	(13,034)	(2,410)

k. Earnings (loss) per share:

The net income (loss) and the weighted average number of shares used in computation of basic and diluted earnings per share for the years ended December 31, 2002, 2001 and 2000 are as follows:

	Year ended December 31		
	2002	2001	2000
	U.S. dollars in thousands		
Net income (loss) used for the computation of basic and diluted earnings per share	(32,030)	(253,020)	74,648
Weighted average number of shares used in the computation of basic earnings (loss) per share	43,018	43,018	42,847
Add- net additional shares from the assumed exercise of the Company's stock options	-	-	452
Weighted average number of shares used in the computation of diluted earnings (loss) per share	43,018	43,018	43,299

NOTE 15 - SEGMENT INFORMATION:

a. **Operating segments:**

1) General:

The Company's reportable segments are strategic businesses differentiated by the nature of their products and customers. The segments are managed separately due to the differences in production technologies and marketing methods and can be described as follows:

Wide Format Digital Printing segment - developing, manufacturing and marketing industrial digital printing systems, mainly to the graphic arts, wide format and super wide format markets.
High Speed Digital Printing segment - developing, manufacturing and marketing ultra high speed digital printers and printing solutions for variable data commercial printing applications, direct mail and transactional document printing.

2) Information on revenues and assets of the reportable operating segments:

a) Measurement of revenues and assets of the operating segments:

The measurement of revenues and assets of the reportable operating segments is based on the same accounting principles applied in these financial statements.

Segment profits (losses) reflect the income (loss) from operations of the segment and do not include net interest income or expense, other loss - net and income tax expenses, since those items are not allocated to the segments.

b) Financial data relating to reportable operating segments:

	High Speed Digital Printing	**Wide Format Digital Printing**	**Total reportable segments**
	U.S. dollars in thousands		
Year ended December 31, 2002:			
Revenue	157,111	85,661	242,772
Operating income (loss)	5,767	(594)	5,173
Assets (at end of year)	167,590	81,365	248,955
Expenditures for segment assets	7,096	6,249	13,345
Depreciation and amortization	11,210	5,169	16,379

NOTE 15 - SEGMENT INFORMATION (continued):

	High Speed Digital Printing	Wide Format Digital Printing	Total reportable segments
	U.S. dollars in thousands		
Year ended December 31, 2001:			
Revenue	164,596	91,618	256,214
Operating income (loss)	7,039	(17,327)	(10,288)
Assets (at end of year)	166,485	77,700	244,185
Expenditures for segment assets	9,979	14,904	24,883
Depreciation and amortization	15,064	8,298	23,362
Impairment of goodwill and other intangible assets		14,986	14,986
Year ended December 31, 2000:			
Revenue	152,153	75,452	227,605
Operating income (loss)	8,222	(11,571)	(3,349)
Assets (at end of year)	173,721	71,950	245,671
Expenditures for segment assets	9,325	14,028	23,263
Depreciation and amortization	13,681	4,727	18,408

NOTE 15 - SEGMENT INFORMATION (continued):

c) Following is a reconciliation of the revenues, operating income and assets of the reportable segments to the data included in the consolidated financial statements:

	Year ended December 31		
	2002	2001	2000
	U.S. dollars in thousands		
Revenues:			
Total revenues of reportable segments	242,772	256,214	227,605
Other revenues			*116,063
Total consolidated revenues	242,772	256,214	343,668
Operating income -			
Total operating income (loss) of reportable segments	5,173	(10,288)	(3,349)
Other operating income			23,918
Amounts not allocated to segments:			
Research and development expenses	27	218	1,287
Selling, general and administrative expenses	3,037	5,827	8,852
Amortization of goodwill and other intangible assets			2,309
Restructuring charges		500	
Gains (losses) from sales of assets and operations - net			201,821
Operating income (loss)	2,109	(16,833)	209,942
Write-down of investment in an associated company		(149,704)	
Financial income (loss) - net	(2,036)	(2,889)	1,404
Other loss - net	(26,453)	(13,034)	(2,410)
Consolidated income (loss) before income taxes on income	(26,380)	(182,460)	208,936

* These revenues represent revenues in relation to the DPP business that was sold in April 2000, see note 1c.1)

	December 31		
	2002	2001	2000
	U.S. dollars in thousands		
Assets (at end of year):			
Total assets of reportable segments	248,955	244,185	245,671
Assets not allocated to segments:			
Current assets	56,564	58,669	48,142
Investments and other non-current assets	64,005	94,880	392,165
Property, plant and equipment, net	32	56	194
Consolidated assets (at end of year)	369,556	397,790	686,172

NOTE 15 - SEGMENT INFORMATION (continued):

b. Geographical information:

1) Following are data regarding revenues from external customers, classified by geographical area based on the location of the customers:

	Year ended December 31		
	2002	2001	2000
	U.S. dollars in thousands		
North and South America	98,184	94,319	143,092
Europe (mainly Western Europe)	88,512	83,055	115,228
Japan	21,046	29,728	29,861
Other countries	35,030	49,112	55,487
	242,772	256,214	343,668

2) Following are data relating to long-lived assets by geographical area in which the assets are located:

	Year ended December 31		
	2002	2001	2000
	U.S. dollars in thousands		
Israel	2,985	2,772	2,862
United States	30,002	36,142	39,282
Other countries	3,870	2,740	1,303
	36,857	41,654	43,447

NOTE 16 - SUBSEQUENT EVENT

On January 3, 2003, the Company sold all its shares in its wholly owned subsidiary - Scitex Vision Ltd. ("Scitex Vision"), to Aprion Digital Ltd. ("Aprion", see also note 4a.), the Company's associated company, in exchange for additional preferred shares in Aprion. Subsequent to the transaction, the Company holds approximately 75 % of Aprion's outstanding shares. Prior to the transaction, as of December 31, 2002, the Company held approximately 42.5 % of Aprion's outstanding shares, and the carrying value of this investment in the Company's accounts was zero. Pursuant to Aprion's anti-dilution mechanism triggered as a result of this transaction, the Company's holding in Aprion was diluted.

Following the said transaction Aprion's financial statements will be consolidated with those of the Company.

Following the closing of this transaction, the Company and Aprion received letters from three of Aprion's shareholders claiming that some of their rights in Aprion were infringed. Currently, none of these claims have materialized into legal action. The Company's management is currently assessing the validity of these claims and the potential effect, if any, on the Company's ownership share in Aprion.

Company Directory

DIRECTORS

Ami Erel
Chairman of the Board
Scitex Corporation Ltd.
President & Chief Executive Officer,
Discount Investment Corporation Ltd.

Shimon Alon
Director of Companies
Former Chief Executive Officer
Precise Software Solutions Ltd.

Avraham Asheri
Economic Advisor
Former President & Chief Executive Officer
Israel Discount Bank Ltd.

Ra'anan Cohen
Vice President
Discount Investment Corporation Ltd.

Avraham Fischer
Co-Chief Executive Officer
Clal Industries & Investments Ltd.
Deputy Chairman
IDB Holdings Corporation Ltd.

Professor Shmuel Kandel
Dean, Faculty of Management
Leon Recanati Graduate School of
Business Administration, Tel Aviv University

Shay Livnat
President
Zoe Holdings Ltd.

Ophira Rosolio-Aharonson
Director of Companies

Ariella Zochovitzky
General Manager & Partner
C.I.G. Capital Investments Group

OFFICERS

Nachum (Homi) Shamir
President & Chief Executive Officer
Scitex Corporation Ltd.
Scitex Digital Printing, Inc.

Yahel Shachar
Chief Financial Officer
& Corporate Secretary
Scitex Corporation Ltd.

Dov Ofer
President & Chief Executive Officer
Scitex Vision Ltd. (Aprion Digital Ltd.)

General Counsel
Goldfarb, Levy, Eran & Co.
Tel Aviv, Israel

Independent Auditors
Kesselman & Kesselman
(a member of PricewaterhouseCoopers
International Limited)
Tel Aviv, Israel

Registrar & Transfer Agent
American Stock Transfer &
Trust Company
51 Maiden Lane
New York, NY 10007
USA
T: 212 936 5100
F: 212 331 1852

Investor Information
A copy of the Company's annual report on Form 20-F is filed with the Securities and Exchange Commission, and is available on the EDGAR system, our website at www.scitex.com, and on request from the Company's Corporate Secretary in Israel.

The Company's shares are traded over the counter on the Nasdaq Stock Market and The Tel Aviv Stock Exchange under the symbol SCIX.

Scitex Corporation Ltd.
Three Azrieli Center
Triangular Tower, 45th Floor
67023, Tel Aviv
Israel
T: + 972 3 607 5744
F: + 972 3 607 5756
www.scitex.com

Scitex Portfolio of Companies

(Approximate ownership percentage as of June 2003)

Scitex Digital Printing, Inc. 100%
3000 Research Drive
Dayton, OH 45420-4099
USA
T: + 1 937 259 3000
F: + 1 937 259 3385
www.scitexdpi.com

Scitex Vision Ltd. 75%
(Aprion Digital Ltd.)
5-C Hatzoran St., P.O. Box 8743
New Industrial Area, Netanya
42505, Netanya
Israel
T: + 972 9 892 4700
F: + 972 9 892 4900
www.scitexvision.com

Jemtex Ink Jet Printing Ltd. 50%
4 Hamelacha St.
77464, Lod
Israel
T: + 972 8 924 3035
F: + 972 8 924 3526
www.jemtex.com

Objet Geometries Ltd. 23%
2 Holzman St., Science Park
P.O.Box 2496, Rehovot 76124
Israel
T: + 972 8 931 4314
F: + 972 8 931 4315
www.2objet.com

RealTimeImage Ltd. 15%
6 Hamasger St.
60223, Or Yehuda
Israel
T: + 972 3 624 2302
F: + 972 3 624 2298
www.realtimeimage.com

XMPie Inc. 9%
3 Hayetzira St.
P.O. Box 8687
Poleg Technology Park
42504, Netanya
Israel
T: + 972 9 885 6750
F: + 972 9 885 6747
www.xmpie.com

Scitex and the Scitex logo are registered trademarks and service marks of Scitex Corporation Ltd.

Scitex VersaMark, Scitex VersaMark Business Color Press, Scitex VersaMark Vantage, the Scitex VersaMark logo, Dijit, Dijit 6240, Liberty 7122 and Passport 4300 are trademarks or registered trademarks of Scitex Digital Printing, Inc.

Scitex Vision, the Scitex Vision logo, Aprion, Aprion Digital, Scitex Pressjet [illegible], Superjet, Visionink, and Vreejet are trademarks of Scitex Vision Ltd or Aprion Digital Ltd.

Jemtex and the Jemtex logo are trademarks of the Jemtex Ink Jet Ltd.

Objet, the Objet logo, PolyJet and Eden330 are trademarks of Objet Geometries Ltd.

RealTimeImage and the RealTimeImage logo are trademarks of RealTimeImage Ltd.

EFI and Fiery are registered trademarks of Electronics For Imaging, Inc.

Scitex thanks all those who helped create this annual report.
Concept & Design: **Tel Aviv Group**
Production: **Gilboa Marcom**
Printing: **EDNT Print**


www.scitex.com